KWESST MICRO SYSTEMS INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR WITH RESPECT TO

THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 31, 2025

Dated February 26, 2025

KWESST MICRO SYSTEMS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") of KWESST Micro Systems Inc. (the "Company") will be held on March 31, 2025, at 4:00 p.m. (Eastern time), which will be held by means of remote communication, rather than in person, for the following purposes:

1. To consider, and if deemed advisable, adopt a resolution authorizing, if deemed advisable by the board of directors of the Company, the consolidation, no later than twelve months from the date of the Meeting, of the issued and outstanding common shares of the Company on the basis of one common share for a maximum of every twenty-five (25) common shares issued and outstanding;

2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular dated February 26, 2025 (the "Circular").

The Company is conducting a virtual meeting of the Shareholders of the Company. Shareholders will not be able to attend the Meeting in person. Instead, Registered Shareholders (as defined in the accompanying Information Circular under the heading "Appointment of Proxy") and duly appointed proxyholders can virtually attend, participate, vote or submit questions at the virtual Meeting online by registering at the following link:

https://bitly.cx/Gbkd

After registering, you will receive a confirmation email with access instructions.

To ensure a smooth process, the Company is asking registered participants to log in by 3:45 p.m. (Eastern time) on March 31, 2025.

Just as they would be at an in-person meeting, Registered Shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, participate, submit questions online and vote virtually, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the accompanying Information Circular. Registered Shareholders who are unable to attend the virtual Meeting are requested to complete, sign and date the accompanying form of proxy or voting instruction form in accordance with the instructions provided therein and in the Information Circular and return it in accordance with the instructions and timelines set forth in the Information Circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as "guests", but will not be able to participate, submit questions or vote at the virtual Meeting.

Record Date

The Board of Directors of the Company has fixed Tuesday, February 12, 2025, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held. The Board of Directors of the Company as determined that it is in the best interest of the Company that the Meeting be held in virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

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How to Vote

Proxies must be deposited with TSX Trust Company not later than 5:00 p.m. (Eastern time) on March 28, 2025, or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Registered shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) will be able to participate at the Meeting, ask questions and vote, all in real time, provided they have obtained access to the Meeting platform, are connected to the Internet and comply with all of the requirements set out in the accompanying Circular. The additional information related to participation at the Meeting are set out in the Circular.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited or received before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at the offices of TSX Trust Company, the Company's transfer agent and registrar, located at Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, or at the registered office of the Company located at 155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8, or they must be deposited with the chairman at the Meeting or any adjournment thereof. Please take note that the proxy of a shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked.

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED at Ottawa this 26th day of February 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"

David Luxton, Chairman

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KWESST MICRO SYSTEMS INC.

(NASDAQ: KWE, KWESW) (TSXV: KWE)

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 31, 2025

SECTION 1 - SOLICITATION OF PROXIES BY MANAGEMENT

1.1 Information regarding proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS SENT IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF KWESST MICRO SYSTEMS INC. (herein referred as the "Company", "we", "our", "us") of proxies to be used at the special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of the Company to be held at the time and place and for the purposes set out in the enclosed notice of meeting (the "Notice of Meeting")

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Circular"), the form of proxy for the meeting, and other meeting materials (collectively the "Meeting Materials") to the beneficial owners of the Common Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting. See "Appointment of Proxyholders", "Revocation of Proxies" and "Notice to Beneficial Shareholders" below.

Unless otherwise indicated, the information contained herein is given as of February 26, 2025. Unless otherwise indicated, all references to "dollars" and the symbol "$" in this Circular are to Canadian dollars.

1.3 Participation in the Meeting

To attend the Meeting, Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) must obtain, prior to the Meeting, a link to the Meeting platform, and must log in to such platform by following the instructions set forth in the Circular. The Meeting platform is fully supported by browsers and devices that use the most current version of applicable plugins. Please make sure that you have a very reliable Internet connection, preferably high speed, at the location from where you intend to attend the Meeting. The Meeting will start at 4:00 p.m. Eastern time, on March 31, 2025. You will be able to register online 15 minutes before the start of the Meeting, i.e., from 3:45 p.m., Eastern time. Make sure you allow sufficient time for online registration procedures. If you experience technical issues during the registration process or the Meeting, please reach technical support at the number indicated on the Meeting's login page. During the online Meeting, Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) may ask questions in real time. Registered Shareholders, proxyholders and appointees can vote at the appropriate time during the Meeting. Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) attending the Meeting online must ensure that they are connected to the Internet at all times during the Meeting in order to be able to vote when balloting commences, and it is their responsibility to ensure proper connectivity for the duration of the Meeting.

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(a) Registered Shareholders

Registered Shareholders who wish to vote at the Meeting do not have to fill out or return their form of proxy, but must register prior to the last business day before the date of the Meeting or any adjournment thereof, by filling out the online registration form available at https://bitly.cx/Gbkd with the requested information, i.e., their full name (or legal name in the case of a corporation), email address and control number, in order to receive a link to the Meeting platform. Once this step is completed, the registered shareholder will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the persons who have registered themselves as provided above and who are eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such persons to participate, interact, ask questions or vote at the Meeting. A registered shareholder must fill out the online registration form available at https://bitly.cx/Gbkd prior to the proxy deadline, failing which such registered shareholder will not be able to vote at the Meeting. To register online, the registered shareholder must provide the 12-digit registered shareholder control number indicated on the form of proxy provided by TSX Trust Company ("Transfer Agent"). On the day of the Meeting, Registered Shareholders will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

(b) Proxyholders

A Registered Shareholder submitting a form of proxy also has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons indicated in the form of proxy provided by the Company. To exercise that right, the name of the registered shareholder's proxyholder must be legibly printed in the blank space provided. In addition, the registered shareholder must notify the proxyholder of their appointment, obtain their consent to act as proxyholder and instruct him or her on how the registered shareholder's shares are to be voted. Following receipt of the duly completed form of proxy, the Transfer Agent will send by email to your proxyholder a 12-digit proxyholder control number that the proxyholder will be able to use in order to register to the Meeting platform. In order to register, the proxyholder must fill out the online registration form available at https://bitly.cx/Gbkd with the requested information, i.e., their full name, email address and 12-digit proxyholder control number. Once this step is completed, the proxyholder will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the proxyholder who registered himself or herself as provided above and who is eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such proxyholder to participate, interact, ask questions or vote at the Meeting. Such 12-digit proxyholder control number will be different from the "control number" indicated on the form of proxy provided by the Transfer Agent. This proxyholder information is necessary to allow the proxyholder to vote at the Meeting. The steps set forth above must be completed prior to the proxy deadline, failing which the proxyholder will not be able to vote at the Meeting. On the day of the Meeting, proxyholders will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

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(c) Beneficial Shareholders and Appointees

Beneficial Shareholders who wish to vote at the Meeting during the live webcast must appoint themselves as appointee by inserting their own name in the space provided on the voting instruction form and follow the signature and return instructions provided by their nominee. By doing so, Beneficial Shareholders are instructing their nominee to appoint them as appointee. A Beneficial Shareholder submitting a voting instruction form also has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons designated in the voting instruction form provided by the Company. To exercise that right, the name of the Beneficial Shareholder's appointee must be legibly printed in the blank space provided. In addition, the Beneficial Shareholder must notify the appointee of their appointment, obtain their consent to act as appointee and instruct him or her on how the Beneficial Shareholder's shares are to be voted. Following receipt of the duly completed voting instruction form, the Transfer Agent will send by email to your appointee (whether this appointee is you or another person) a 12-digit appointee control number that the appointee will be able to use in order to fill out the online registration form available at https://bitly.cx/Gbkd with the requested information, i.e., their full name, email address and 12-digit appointee control number provided by the Transfer Agent. Once this step is completed, the appointee will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the appointee who registered himself or herself as provided above and who is eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such appointee to participate, interact, ask questions or vote at the Meeting. Such 12-digit appointee control number will be different from the "control number" indicated on the voting instruction form provided by the Transfer Agent. This appointee information is necessary to allow the appointee to vote at the Meeting. The steps set forth above must be completed prior to the proxy deadline, failing which the appointee will not be able to vote at the Meeting. On the day of the Meeting, appointees will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

1.4 Appointment of proxies

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder's behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 4:00 p.m. (EST) on March 27, 2025 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder, or their attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

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Proxies may be deposited with the Transfer Agent using one of the following methods:

By Hand or Mail Delivery	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

1.5 Revocation of proxies

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by their representative authorized in writing. If the Shareholder is a company, the revocation must be signed by a representative of the Company, or their representative authorized in writing. The revocation of a proxy must be deposited at the registered office of the Company or with the Transfer Agent at the address set out in the enclosed form of proxy and notice of meeting, no later than at the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or with the chairman at the Meeting or any adjournment thereof.

Also, note that if you are a Registered Shareholder and use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy or voting instruction form, as the case may be, you should not vote during the Meeting

1.6  Notice to Beneficial Shareholders

National Instrument 54-101 - Communication with beneficial Owners of Securities of a Reporting Issuer ("NI-54-101") requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to Registered Shareholders.

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The vast majority of brokers now delegate responsibility of obtaining instructions from clients to Broadridge Financial Solutions Inc. ("BFSI") in Canada. BFSI typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFSI, or otherwise communicate voting instructions to BFSI (by way of the Internet or telephone, for example). BFSI then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFSI voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to BFSI (or instructions respecting the voting of shares must otherwise be communicated to BFSI) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact your broker or other intermediary of assistance.

This Information Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of NI-54-101 issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding the common shares on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company's OBO's can expect to be contacted by BFSI or their brokers or their broker's agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or his or her broker's agent), a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the shares as proxyholder for the Registered Shareholder by entering his or her own name in the blank space on the proxy form provided to him or her by his or her broker (or his or her broker's agent) and return it to that broker (or that broker's agent) in accordance with the broker's instructions (or the agent's instructions).

All references to Shareholders in this Information Circular, the enclosed form of proxy and the Notice of Meeting are to the Registered Shareholders unless specifically stated otherwise.

1.6 Exercise of Discretion by Proxyholders and Appointees

Common Shares represented by properly executed proxies or voting instruction forms in favour of the proxyholders named in the enclosed form of proxy and the appointees named in the enclosed voting instruction form, in the absence of any direction to the contrary, will be voted FOR the adoption of a resolution authorizing, if deemed advisable by the board of directors of the Company, the consolidation, no later than twelve months from the date of the Meeting, of the issued and outstanding common shares of the Company on the basis of one common share for a maximum of every twenty-five (25) common shares issued and outstanding.

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The proxyholder named in the form of proxy or the appointee named in the voting instruction form, as the case may be, shall have discretionary authority with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, the management of the Company is not aware of any such amendments, variations or other matters. In the event of a ballot, the shares represented by proxy will be voted by the proxyholder or the appointee, as the case may be, in accordance with the instructions of the shareholder with respect to the matters set out in the form of proxy.

1.7 Interest of certain persons in the matters to be acted upon

To the knowledge of the directors and executive officers of the Company, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or in direct, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

1.8  Record date

The directors of the Company have fixed Tuesday, February 12, 2025, as the record date (the "Record Date") for the purpose of determining the Shareholders entitled to receive the notice of meeting, and authorized to vote or act at the Meeting. No shareholder who has become a shareholder after the Record Date will be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

1.9 Voting securities and Quorum

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, 11,137,638 Common Shares were issued and outstanding as fully paid and non-assessable.

A quorum shall be present at the Meeting if two or more holders of Common Shares representing at least 5% of the total number of voting rights attaching to the said Common Shares entitled to be voted at the Meeting are present or represented by proxy.

1.10 Principal holder of voting securities

As of the date hereof, to the knowledge of our directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

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SECTION 2 - BUSINESS TO BE TRANSACTED AT THE MEETING

SHARE CONSOLIDATION

On May 16, 2024, the Company received a notification letter (the "Notification Letter") from the Nasdaq Stock Market ("Nasdaq") advising the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company's Common Shares on Nasdaq had closed at less than US$1.00 per for 30 consecutive business days (the "Minimum Bid Price Requirement"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with 180 calendar days from the date of the Notification Letter, or until November 12, 2024, to regain compliance with the Minimum Bid Price Requirement.

On October 23, 2024, the Company completed a consolidation of its issued and outstanding common shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share. On November 13, 2024, the Company received a letter from Nasdaq, notifying the Company that it was eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Price Requirement.

While the Company's governing statute, the Business Corporations Act (British Columbia) does not require the approval of Shareholders in order to give effect to the Consolidation, the policies of the TSX Venture Exchange require that a consolidation of a company's share capital at a ratio greater than 10:1 be approved by a company's shareholders.

Accordingly, Shareholders will be asked to approve a resolution in the form described below (the "Consolidation Resolution"), authorizing, if deemed advisable by the board of directors, the consolidation of the issued and outstanding Common Shares of the Company on the basis of one share for a maximum of every twenty-five (25) Common Shares issued and outstanding (the "Share Consolidation") in order to regain compliance with the Minimum Bid Price Requirement. In order to be adopted, the Consolidation Resolution must be approved by at the majority of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the Consolidation Resolution.

If the Consolidation Resolution is adopted by the Shareholders, the consolidation shall be effected by the board of directors only if and when deemed advisable by the board of directors in its discretion, but in no case later than twelve months from the date of the Meeting. In such event, subject to the maximum referred to above, the determination of the basis for the consolidation will be at the discretion of the board of directors but shall not exceed a basis of one share for a maximum of every twenty-five (25) Common Shares issued and outstanding. Notwithstanding the foregoing, the Consolidation Resolution authorizes the board of directors to (i) determine the appropriate ratio of the Consolidation subject to the maximum ration contemplated by the Consolidation Resolution and (ii) abandon the Share Consolidation without further approval from the Shareholders. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote for the Consolidation Resolution.

If the Consolidation Resolution is not adopted by the Shareholders, there may be serious, adverse effects on the Company and the Shareholders. The Common Shares could be delisted from the Nasdaq Capital Market if the Common Shares continue to trade below the requisite US$1.00 per share price needed to maintain the Nasdaq listing in accordance with the Minimum Bid Price requirement. The Common Shares may then trade on the OTCQX® Best Market, OTCQB® Venture Market or other small trading markets such as the pink sheets. In that event, the Common Shares could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and may be avoided by retail and institutional investors, resulting in the impaired liquidity of the Common Shares.

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In the event that the Share Consolidation would result in a Registered Shareholder holding a fraction of a common share, such fractional common share shall be rounded to the nearest whole number of Common Shares and any fractional common share post-Share Consolidation will be cancelled without payment of any consideration. In all other respects, the post-consolidation Common Shares will have the same attributes as the existing Common Shares. The Share Consolidation will not change a shareholder's proportionate interest in the Company, even though such ownership will be represented by a smaller number of Common Shares.

The principal effect of the Share Consolidation will be that the number of Common Shares issued and outstanding will be reduced from 11,137,638 Common Shares as of February 25, 2025 to a minimum of 500,000 publicly held Common Shares under Nasdaq Listing Rules, assuming a maximum consolidation ratio of 25:1 in order to maintain compliance with continued Nasdaq Listing Rules. The following table sets out the percentage reduction in the number of outstanding Common Shares and the number of Common Shares that would be outstanding as a result of a consolidation at the ratios indicated:

Proposed Consolidation Ratio	Percentage Reduction in Number of Outstanding Common Shares	Number of Outstanding Common Shares Post-Consolidation
1 for 25	96%	445,506*

* This number is provided for indicative purposes only as the Company may not consolidate at a ratio that would otherwise cause there to be less than 500,000 publicly held Common Shares under Nasdaq Listing Rules.

In general, the Share Consolidation will not be considered to result in a disposition of Common Shares by Shareholders for Canadian federal income tax purposes. The aggregate adjusted cost base to a Shareholder for such purposes of all Common Shares held by the Shareholder will not change as a result of the Share Consolidation; however, the Shareholder's adjusted cost base per common share will increase proportionately.

There can be no assurance, however, that the total market capitalization of the Company (the aggregate value of all Common Shares at the market price then in effect) immediately after the Share Consolidation will be equal to or greater than the total market capitalization immediately before the Share Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Share Consolidation will equal or exceed the direct arithmetical result of the Share Consolidation. In addition, a decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation and the liquidity of the Common Shares could be adversely affected.

In addition to the issued and outstanding Common Shares, the Common Shares currently reserved for issuance by the Company will be adjusted to give effect to the Share Consolidation, such that the number of consolidated Common Shares issuable will equal the number obtained when the number of Common Shares issuable is divided by the conversion number and the exercise prices of outstanding options and/or warrants to purchase consolidated Common Shares will equal the price obtained by multiplying the existing exercise price by the conversion number.

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If the Consolidation Resolution is passed at the Meeting and the board of directors decides to proceed with the Share Consolidation, the Company will announce that it is proceeding with the consolidation prior to the completion thereof. Registered Shareholders should then, at that time, complete, sign and return the Letter of Transmittal that will be sent to such registered holders, along with the share certificate(s) representing their pre-consolidation Common Shares, to TSX Trust Company at one of the addresses in the Letter of Transmittal. Upon receipt of a properly-completed and signed Letter of Transmittal and the share certificate(s) referred to in the Letter of Transmittal, the Company will arrange to have a new share certificate representing the appropriate number of post-consolidation Common Shares delivered in accordance with the instructions provided by the holder in the Letter of Transmittal. No delivery of a new certificate to a shareholder will be made until the shareholder has surrendered his current issued certificates. Until surrendered, each share certificate formerly representing old Common Shares shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Share Consolidation.

If a Shareholder's Common Shares are registered in the name of a nominee (e.g. a trust company, securities broker, or other financial institution), the Shareholder will not receive a Letter of Transmittal and should contact its nominee to determine if the Shareholder need to do anything to effect the consolidation of its Common Shares.

Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt the following resolutions:

"WHEREAS on May 16, 2024 and November 13, 2024, the Company received notification letters (the "Notification Letter") from the Nasdaq Stock Market ("Nasdaq") advising the Company that it was not in compliance with Listing Rule 5550(a)(2), as the bid price of the Company's common shares (the "Common Shares") on the Nasdaq had closed at less than US$1.00 per share for 30 consecutive business days (the "Minimum Bid Price Requirement");

WHEREAS the November 13, 2024 Notification Letter indicated that the Company has until May 12, 2025 (the "Compliance Period") to regain compliance with the Minimum Bid Price Requirement;

WHEREAS the board of directors of the Company (the "Board") is of the opinion that it is in the best interests of the Company and its shareholders (the "Shareholders") that it be given the discretion to proceed with a consolidation of the issued and outstanding Common Shares on the basis of one new Common Share for a maximum of every twenty-five (25) existing Common Shares (the "Consolidation") in order to regain compliance with the Minimum Bid Price Requirement;

WHEREAS as a consequence of the Consolidation, all issued and outstanding options, warrants and other instruments or rights exercisable for or convertible or exchangeable into Common Shares or correlated with the price thereof shall be adjusted in accordance with the terms and conditions of such securities and instruments;

WHEREAS the Company anticipates that the Consolidation will have a neutral economic effect on Shareholders and holders of any outstanding options, warrants and other instruments or rights exercisable for or convertible or exchangeable into Common Shares or correlated with the price thereof, except to the extent the Consolidation will result in fractional shares;

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WHEREAS pursuant to the Business Corporations Act (British Columbia) governing the Company and the constating documents of the Company, the Consolidation does not require the approval of Shareholders; however, the policies of the TSX Venture Exchange require shareholder approval for any security consolidation which, when combined with any other security consolidation conducted by the Issuer within the previous 24 months that was not approved by its Shareholders, would result in a cumulative consolidation ratio of greater than 10 to 1 over such 24 month period.

BE AND IT IS HEREBY RESOLVED:

CONSOLIDATION OF THE COMMON SHARES

1. The Company is hereby authorized to alter its share structure by consolidating each of the issued and outstanding Common Shares of the Company by exchanging up to twenty-five (25) Common Shares of the Company, or such lesser or greater amount as the directors of the Company may determine, into one (1) Common Share of the Company, provided that in the event the consolidation would result in a shareholder of the Company holding a fraction of a share, no such fractional share will be issued, but the number of Common Shares to be received by such shareholder that is less than 1/2 of a share must be cancelled and each fractional share that is at least 1/2 of a share must be changed to one whole share in accordance with section 83 of the Business Corporations Act (British Columbia) (the "Consolidation").

2. The Consolidation shall be effective at 12:01 a.m. (Eastern time) on the date determined by the board of directors of the Company and approved by the relevant regulatory authorities (the "Effective Date"), be and is hereby authorized and approved.

3. No physical share certificates shall be provided to Shareholders to represent the Common Shares issued pursuant to the Consolidation. Such Common Shares shall be uncertificated shares, represented by an entry in the securities register of the Company or of its transfer agent.

4. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver, under corporate seal of the Company or otherwise all documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to the above resolutions.

5. Notwithstanding that this resolution has been passed by the shareholders of the Company, the board of directors be and are hereby authorized and empowered, without further approval of the shareholders of the Company, to determine the consolidation ratio or revoke this resolution at any time before the Consolidation becomes effective.

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STOCK EXCHANGE MATTERS

6. Any one director or officer of the Company be and is hereby authorized to execute and deliver any documents required to be filed with the TSX Venture Exchange and / or the Nasdaq Stock Market on behalf of the Company to give effect to the Consolidation, and the execution and delivery by any director or officer of the Company of any such filing be and is hereby authorized, approved, ratified and confirmed.

PRESS RELEASES

7. The issuance by the Company of one or more press releases announcing the intended Consolidation and the Effective Date be and is hereby approved.

GENERAL

8. Any acts taken prior to the date of this resolution by any director or officer of the Company in connection with the foregoing resolutions or the subject matter thereof are hereby ratified and confirmed.

9. The President and Chief Executive Officer of the Company and Chief Financial Officer of the Company, or any other officer or director of the Company, be and they are hereby authorized and directed, in the name and on behalf of the Company, to make all payments, including payments of all fees and expenses, that they, or any of them, determine to be appropriate to carry out and effect each of the foregoing resolutions, such payment to be conclusive evidence of their determination and to the extent any such payments have been made prior to the date of this resolution, such payments are hereby ratified and confirmed.

10. Any director or officer of the Company be and is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to give effect to and facilitate the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing."

Unless instructed otherwise, the persons whose names are printed on the form of proxy intend to vote at the Meeting FOR the approval of the Consolidation Resolution noted above. The Consolidation Resolution will only come into force if it is passed by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting.

Other Business

As of the date of this Circular, our Board does not know of any other matters to be brought to the Meeting,

other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the form of proxy will vote the proxy on such matters in accordance with their best judgment.

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Authorization

The contents and the mailing of this Circular have been approved by our Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Ottawa, Ontario, February 26, 2025

"David Luxton"

David Luxton

Chairman

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